

Mail Stop 3561

May 19, 2010

Nicholas DeBenedictis, President
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

> **Re:** **Aqua America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 001-06659**

Dear Mr. DeBenedictis:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 14

1. Please delete the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also impair your business, financial position and results of operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Exhibit 13.1

Consolidated Balance Sheets, page 24

2. Please tell us the nature of the items included in your "Other" long-term liability balance. To the extent individual items are material, please consider breaking out the total into more than one line item or providing additional information in your footnotes.

Notes to Consolidated Financial Statements, page 28

Note 1 – Summary of Significant Accounting Policies, page 28

Regulatory Assets, Deferred Charges and Other Assets, page 30

3. You disclose that call premiums related to the early redemption of long-term debt, along with the unamortized balance of the related issuance expense, are deferred and amortized over the life of the long-term debt used to fund the redemption. As it appears you do not account for these transactions as extinguishments, please confirm that these redemption transactions involve the same lender and explain how the transactions qualify for modification accounting under FASB ASC 470-50-40. Please ensure you address how you account for your refinancings of short-term borrowings with long-term debt that are referenced on page 13. Please also tell us and support, with a view toward disclosure in future filings, the method used to amortize the related modification costs as required by FASB ASC 470-50-40-17.

Goodwill, page 30

4. Please tell us and disclose in future filings the nature of the $1.453 million reclassification of goodwill to utility plant acquisition adjustment made during fiscal 2009. If you have similar reclassifications in future filings, please also disclose the nature of those reclassifications.

Note 3 – Dispositions, page 32

5. We note that you disposed of several water and wastewater utility systems during the periods presented, including your Fort Wayne, Indiana eminent domain disposition. Please tell us what consideration you gave to including these dispositions within discontinued operations.

6. We note that you received an initial valuation payment of $16.9 million related to your Fort Wayne, Indiana eminent domain disposition but have yet to record a gain due to the contingency over the final valuation of the assets. Considering you did not

reflect a gain in income, please tell us how you accounted for the difference between the proceeds received and the net book value of the disposed assets, and the basis in GAAP for your accounting. Please disclose in future filings how you accounted for this matter.

Note 9 – Commitments and Contingencies, page 38

7. You disclose that you believe the estimated amount of any potential losses related to your legal proceedings would not be material to your results of operation or financial condition. Please disclose in future filings an estimate of the possible loss or range of loss for each material contingency, or state, if true, that such an estimate cannot be made. If applicable, please also consider disclosing the amount accrued for each contingency or an aggregate amount if no individual contingencies are material. See FASB ASC 450-20-50.

Definitive Proxy Statement filed on Schedule 14A

Policies and Procedures for Approval of Related Person Transactions, page 13

8. We note your disclosure "The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under SEC regulations." Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, please revise to explain who is a related person, what is a material interest and those transactions that are covered without reference to our regulations. In addition, please describe the factors considered and standards applied by the Corporate Governance Committee in determining whether to approve or disapprove related person transactions. Refer to Item 404(b)(ii) of Regulation S-K.

Compensation Discussion and Analysis, page 17

Benchmarking Competitive Compensation and the Role of the Committee's Consultant, page 18

9. You disclose that the compensation committee benchmarks certain components of compensation. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please identify the component companies.

10. Please disclose whether the compensation committee or the board approved the retirement plan services of Towers Watson. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Annual Cash Incentive Awards, page 19

11. Please describe in greater detail how you calculated the amount of the annual cash incentives for each executive officer. For each executive officer quantify the applicable target and actual net income or EBITD achieved by the company, and quantify each factor in the annual incentive award formula. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Equity Incentives, page 22

12. Please describe in greater detail how the committee calculated each executive officer's equity award to bring his total compensation within the range of the target direct compensation.

13. Please describe the performance criteria that must be achieved for the restricted stock grants to vest.

Summary Compensation, page 27

14. We note that you have provided the value of the Grant Fair Value of Stock and Option Awards for your executives. Please confirm that these equity awards are not subject to performance conditions or revise your disclosure to compute the value in accordance with FASB ASC Topic 718. See Item 402(c)(2)(v) and (vi) of Regulation S-K. If applicable, please make similar revisions to your Grants of Plan-Based Awards disclosure on page 29, see instruction 8 to Item 402(d) of Regulation S-K and your Directors Compensation disclosure on page 43, see Item 402(k)(2)(iii) of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director